[Letterhead of American Greetings Corporation]

January 26, 2009

BY EDGAR CORRESPONDENCE

Susan Block

Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, DC 20549

Re:	American Greetings Corporation

Form 10-K for the year ended February 29, 2008

Filed April 29, 2008

File No. 001-13859

Dear Ms. Block:

We refer to the comment letter, dated December 18, 2008, from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) concerning the Form 10-K for the fiscal year ended February 29, 2008 of American Greetings Corporation (the “Corporation”) filed with the Commission on April 29, 2008 (the “Form 10-K”).

For ease of reference, we have set forth below, in italics, the text of the Staff’s comment, with the Corporation’s response following immediately thereafter.

* * * * *

Definitive Proxy Statement on Schedule 14A (incorporated by reference into Part III of Form 10-K)

Compensation Discussion and Analysis, Page 24

We note your disclosure regarding base salaries and your annual incentive based compensation plan. For example, we note that you use subjective criteria or individual performance goals for assessing base salaries, but we do not see a sufficient discussion regarding such criteria. We also note that your annual incentive plan awards are determined based on quantitative corporate-wide and individual business unit goals, as well as qualitative individual performance objectives, but we do not see sufficient discussion regarding these criteria. For example, in future filings, please disclose your specific target EPS and EBIT, as well as more detail about the individual performance objectives or goals for your executives. Please refer to Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of the targets or goals is not required because it would result in competitive harm such that the targets or goals could be excluded under Instruction 4 to item 402(b) of Regulation S-K, please provide a detailed explanation for such conclusion. Please also note that to the extent you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.

We acknowledge the comment and, as requested, in future filings the Corporation will disclose the specific corporate EPS and EBIT targets that are used to determine any incentive compensation that may be earned under the Corporation’s Key Management Annual Incentive Plan for fiscal 2009 and thereafter for the periods for which such compensation is reported. To the extent that we change the components of our performance targets or use different components or criteria in establishing performance targets than those currently used, we reserve the right to exclude a specific target if we determine, pursuant to the requirements of Instruction 4 to item 402(b) of Regulation S-K, that the disclosure would result in competitive harm to us. In the event that a specific target is excluded, we will, consistent with the requirements of Instruction 4 to Item 402(b) of Regulation S-K, discuss how difficult it would be for our named executive officers or how likely it will be for us to achieve the undisclosed target levels or other factors.

As we discussed on January 12, 2009, with Ms. Chanda DeLong of the Staff, the individual performance objectives that are considered in setting both base salaries and achievement of the individual performance component of the Corporation’s Key Management Annual Incentive Plan are qualitative in nature and there are no specific weightings given to any criteria. In addition, the same objectives are considered for purpose of setting base salaries as well as achieving individual performance objectives. In future filings, we will explain this more fully. Consistent with the disclosures included on pages 28 and 29 of our 2008 Definitive Proxy Statement on Schedule 14A in which we set forth detailed descriptions of each of the named executive officer’s individual performance objectives considered for fiscal 2008, in future filings we will also describe the individual performance objectives considered for purposes of setting base salary and determining the individual performance component of the Corporation’s Key Management Annual Incentive Plan.

* * * * *

The Corporation acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and that Staff comments or changes to disclosure in response to Staff comments on the Form 10-K do not foreclose the Commission from taking any action with respect to the filing. The Corporation also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, do not hesitate to contact the undersigned at 216-252-7300.

Sincerely,

/s/ Catherine M. Kilbane
Catherine M. Kilbane
Senior Vice President, General Counsel and Secretary

cc:	Chanda DeLong (Securities and Exchange Commission)

Zev Weiss (American Greetings Corporation)

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